CANALASKA APPOINTS NEW CHIEF FINANCIAL OFFICER

Vancouver, Canada, October 19th 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to  announce Mr Joseph Bowes has joined the company as its new Chief Financial Officer (“CFO”).  Mr Bowes replaces Mr Damian Towns, who has now returned to full time duties with Coro Mining Corporation and Valley High Ventures Ltd.  The Company greatly appreciates Mr Towns efforts for the Company over the past year.

Mr Bowes is experienced as an advisor, senior executive, and as an entrepreneur in working with both established and new companies in Canada, the US, and SE Asia, including resource sector ventures.  For the past 20 years, he has served as President of Angus Management, a consulting firm he founded, and which provides specialized services in the areas of strategy, finance, and corporate development. Joseph's varied career has included Board of Director positions, including publicly listed firms, senior management roles as CEO, CFO, and COO, as well as Senior Audit-Accounting experience with both Price Waterhouse Coopers and KPMG.  His educational background includes completing a Bachelor of Commerce degree at the University of British Columbia in 1977, receiving his Chartered Accountant designation in BC in 1979, and completing an MBA at the University of Western Ontario in 1982.

Joseph is joining CanAlaska to continue to build the Company's financial oversight and to strengthen CanAlaska's relationships with its strategic partners as the Company continues to pursue an aggressive exploration strategy for uranium in Canada's Athabasca Basin, and ramps up its exploration programs for 2010.

CanAlaska is fully-funded for current operations and is budgeting for extensive fall-winter 2010 exploration programs, financed by its strategic joint venture partnerships and from current treasury.  The Company is presently awaiting assay results from summer exploration that was undertaken on the Lake Athabasca Project, and from extensive mapping and sampling work at the Poplar Project, where the company has been working six Chinese-trained geologists from East Resources Inc.  The assay results from these active projects will be provided as they become available to the Company.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$55 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Japanese conglomerate Mitsubishi Corporation has undertaken to provide the Company C$11 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd. Exploration recently commenced on the Poplar Project with Chinese mining partner East Resources Inc., comprising a potential 100,000 metres of drill testing. In addition, Canadian explorer Kodiak Exploration has also optioned the McTavish Project to advance exploration with the goal of attaining a 60% project interest earn-in by delineating a minimum of 35 million pounds U3O8.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	October 19th, 2009